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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K   [ ] Form 20-F   [ ] Form  11-K
             [X] Form 10-Q   [ ] Form N-SAR

For Period Ended: March 31, 2002
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION


Republic Technologies International Holdings, LLC
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Full Name of Registrant


N/A
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Former Name if Applicable


3770 EMBASSY PARKWAY
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Address of Principal Executive Office (Street and Number)


AKRON, OHIO 44333-8367
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

           [ ] (c) The accountant's statement or other exhibit required by
                   Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On April 24, 2002, Republic Technologies International LLC announced that it has signed a non-binding letter of intent to sell substantially all its assets to RTI Acquisition Corporation, a new company formed by KPS Special Situations Fund L.P. and Pegasus Partners II L.P. to acquire Republic.

The letter of intent is subject to higher and better offers, and Republic intends to file a motion in the U.S. Bankruptcy Court in Akron to formalize a procedure for reviewing this and other purchase offers. Republic is working toward a May 31 target date to obtain court approval of the sale and close its transaction. Terms of the transaction will be included in filings to be made with the bankruptcy court. In accordance with Section 363 of the Bankruptcy Code, other companies will have an opportunity to submit bids through a court-supervised bidding process.

The nature of these pending transactions have delayed the review process of the first quarter operations. The Company could not, without unreasonable effort or expense file its Form 10Q for the period ended March 31, 2002 with the Commission pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934.

         The Company confirms its intentions to file the report on Form 10Q no later than five calendar days after the original due date.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Joseph A. Kaczka                   44333-8367                   330-670-3215
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(Name)                            (Area Code)                 (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

    [X] Yes   [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [ ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                Republic Technologies International Holdings, LLC
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date May 14, 2002    By /s/ Joseph A. Kaczka
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